UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
(AMENDMENT NO. 2)
BRIGHAM EXPLORATION COMPANY
(Name of Subject Company (Issuer))
FARGO ACQUISITION INC.
a wholly owned subsidiary of
STATOIL ASA
(Names of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
109178 10 3
(CUSIP Number of Class of Securities)
Torgrim Reitan
Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway
Telephone No.: 011-47-5199-0000
Fax No.: 011-47-5199-0050
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:

Jeffery Floyd	Christopher G. Schmitt
Vinson & Elkins L.L.P.	Vinson & Elkins L.L.P.
First City Tower	2801 Via Fortuna, Suite 100
1001 Fannin Street, Suite 2500	Austin, TX 78746
Houston, TX 77002	(512) 542-8400
(713) 758-2222	(512) 542-8612 (fax)
(713) 758-2346 (fax)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 4,442,601,588	$509,122

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $36.50, the per share tender offer price, multiplied by the sum of 117,314,532, the number of shares of common stock issued and outstanding (including 657,928 shares of restricted stock), plus (b) an amount equal to 4,400,580, the number of shares of common stock that were reserved for issuance pursuant to stock option plans, multiplied by $36.50. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of October 14, 2011, the most recent practicable date.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011 by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$509,122	Filing Party:	Statoil ASA
Form or Registration No.:	Schedule TO-T	Date Filed:	October 28, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 11. Additional Information
Item 12. Exhibits
SIGNATURES
EXHIBIT INDEX
EX-99.A.1.H
EX-99.D.8

     This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on October 28, 2011 by Statoil ASA, a public limited liability company organized under the laws of Norway (“Statoil”), and amended on November 1, 2011 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by Fargo Acquisition Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Statoil (“Purchaser”), to purchase all of the shares of common stock, par value $0.01 per share (“Shares”), of Brigham Exploration Company, a Delaware corporation (“Brigham”), that are issued and outstanding at a price of $36.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 28, 2011 (the “Offer to Purchase”). A copy of the Offer to Purchase is filed with the Schedule TO as Exhibit (a)(1)(A), and a copy of the related letter of transmittal is filed with the Schedule TO as Exhibit (a)(1)(B). Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of Statoil.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the section of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” is hereby amended and supplemented by adding the following at the end thereof:
     “Understanding Regarding Name Usage
     On November 3, 2011, Brigham, Brigham’s wholly owned subsidiaries, Statoil USA Properties Inc., a wholly owned subsidiary of Statoil and the direct parent of Purchaser, and Bud Brigham entered into an Understanding Regarding Name Usage, effective as of the Effective Time (the “Name Usage Agreement”), relating to the use of the corporate names of Brigham and each of its wholly owned subsidiaries. Pursuant to the Name Usage Agreement, each of Brigham and its wholly owned subsidiaries will be permitted to continue to use the name “Brigham” in their respective corporate names for a reasonable period of time, not to exceed eighteen months, following the Effective Time. During such period, Bud Brigham will be prohibited from using certain names containing the name “Brigham” without Statoil’s consent.
     The foregoing description of the Name Usage Agreement is qualified in its entirety by reference to the Name Usage Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.”
Item 11. Additional Information.
     (a) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals — Litigation” is hereby amended and supplemented by adding the following at the end thereof:
     “On November 7, 2011, a sixth putative class action was filed in District Court in Travis County, Texas purportedly on behalf of a class of stockholders of Brigham; Ohler, et.al. v. Brigham Exploration Company, et.al.; Cause No. D-1-GN-11-003418 (the “Ohler Complaint”). The Ohler Complaint names as defendants Brigham, certain of its officers and directors, Statoil and Purchaser. The Ohler Complaint seeks certification of a class of Brigham stockholders and generally alleges breach of fiduciary duties by Brigham’s officers and directors. Specifically, it challenges (1) the valuation of Brigham as a company, (2) certain terms of the Merger Agreement (including the No-Solicitation provision, the Top-Up Option, the Termination Fee, and others), (3) the employment and consulting agreements with Ben M. “Bud” Brigham, David B. Brigham, and Mr. Eugene B. Shepherd, and (4) the process by which Statoil’s offer was evaluated and approved, including the alleged failure to adequately conduct an appropriate sale process. It also alleges self dealing by Bud Brigham and David Brigham (primarily in connection with their employment and consulting agreements) and alleges that Statoil and/or Purchaser aided and abetted the purported breaches of fiduciary duties by Brigham’s directors. It also alleges that the Solicitation/Recommendation Statement on Schedule 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the sales process for Brigham, (b) the information underlying Jefferies’ fairness opinion, and (c) an alleged conflict of interest between Brigham, Statoil, and their financial advisors. The Ohler Complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescinding, to the extent already implemented any terms of the Merger Agreement, damages to the members of the putative class, attorneys’ fees and experts’ fees. Statoil and Purchaser belief the Ohler Complaint is without merit and intend to defend themselves vigorously.”
     The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance” is hereby amended and supplemented by adding the following at the end thereof:
     “On November 7, 2011, the FTC notified Statoil, Purchaser and Brigham that early termination of the waiting period under the HSR Act applicable to the Offer and the Merger had been granted. Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting periods under the HSR Act has been satisfied. The closing of the transaction remains subject to the other conditions as disclosed in “Section 15—Conditions to the Offer” contained in the Offer to Purchase.”
Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended to read in its entirety as follows:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 28, 2011*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on October 28, 2011***

(a)(1)(G)	Press Release issued by Statoil ASA, dated October 28, 2011***

(a)(1)(H)	Notice to Participants in Brigham, Inc. 401(k) Plan**†

(d)(1)	Agreement and Plan of Merger, dated October 17, 2011, by and among Statoil ASA, Fargo Acquisition Inc. and Brigham Exploration Company (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Statoil ASA with the Securities and Exchange Commission on October 17, 2011)

(d)(2)	Tender and Voting Agreement, dated October 17, 2011, by and among Statoil ASA, Fargo Acquisition Inc. and the directors and executive officers of Brigham Exploration Company***

(d)(3)	Terms and Conditions of Continued Employment, dated October 16, 2011, between Statoil Gulf Services LLC and Jeffery E. Larson***

(d)(4)	Terms and Conditions of Continued Employment, dated October 16, 2011, between Statoil Gulf Services LLC and A. Lance Langford***

(d)(5)	Non-Solicitation Agreement, dated June 17, 2011, by and among Statoil ASA and Brigham Exploration Company***

(d)(6)	Confidentiality Agreement, dated December 29, 2010, by and among Statoil ASA and Brigham Exploration Company***

(d)(7)	Letter Agreement dated October 27, 2011 amending the Agreement and Plan of Merger dated October 17, 2011, by and among Statoil ASA, Fargo Acquisition Inc. and Brigham Exploration Company***

(d)(8)	Understanding Regarding Name Usage, dated November 3, 2011, by and among Brigham Exploration Company, Brigham, Inc., Brigham Oil & Gas, L.P., Statoil USA Properties Inc., and Ben M. Brigham**

*	Previously filed and included in mailing to stockholders.

**	Filed herewith.

***	Previously filed.

†	To be mailed to participants in Brigham, Inc. 401(k) Plan.

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Fargo Acquisition Inc.
By:	/s/ Irene Rummelhoff
	Name:	Irene Rummelhoff
	Title:	President

Statoil ASA
By:	/s/ William V. Maloney
	Name:	William V. Maloney
	Title:	Executive Vice President

Dated: November 7, 2011

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 28, 2011*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on October 28, 2011***

(a)(1)(G)	Press Release issued by Statoil ASA, dated October 28, 2011***

(a)(1)(H)	Notice to Participants in Brigham, Inc. 401(k) Plan**†

(d)(1)	Agreement and Plan of Merger, dated October 17, 2011, by and among Statoil ASA, Fargo Acquisition Inc. and Brigham Exploration Company (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Statoil ASA with the Securities and Exchange Commission on October 17, 2011)

(d)(2)	Tender and Voting Agreement, dated October 17, 2011, by and among Statoil ASA, Fargo Acquisition Inc. and the directors and executive officers of Brigham Exploration Company***

(d)(3)	Terms and Conditions of Continued Employment, dated October 16, 2011, between Statoil Gulf Services LLC and Jeffery E. Larson***

(d)(4)	Terms and Conditions of Continued Employment, dated October 16, 2011, between Statoil Gulf Services LLC and A. Lance Langford***

(d)(5)	Non-Solicitation Agreement, dated June 17, 2011, by and among Statoil ASA and Brigham Exploration Company***

(d)(6)	Confidentiality Agreement, dated December 29, 2010, by and among Statoil ASA and Brigham Exploration Company***

(d)(7)	Letter Agreement dated October 27, 2011 amending the Agreement and Plan of Merger dated October 17, 2011, by and among Statoil ASA, Fargo Acquisition Inc. and Brigham Exploration Company***

(d)(8)	Understanding Regarding Name Usage, dated November 3, 2011, by and among Brigham Exploration Company, Brigham, Inc., Brigham Oil & Gas, L.P., Statoil USA Properties Inc., and Ben M. Brigham**

*	Previously filed and included in mailing to stockholders.

**	Filed herewith.

***	Previously filed.

†	To be mailed to participants in Brigham, Inc. 401(k) Plan.